December 20, 2019

Via E-mail
Julian T.H. Kleindorfer, Esq.
Latham & Watkins LLP
355 South Grand Avenue, Suite 100
Los Angeles, California 90071-1560

       Re:     Digital Realty Trust, Inc.
               Registration Statement on Form S-4
               Filed December 6, 2019
               File No. 333-235380

Dear Mr. Kleindorfer:

       We have limited our review of the above registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

       Please respond to this letter by amending the registration statement and providing the requested information. If you do not believe our comments apply to the registrants' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to the registration statement and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the proxy statement/prospectus, unless otherwise indicated.

Cover Page of the Proxy Statement Prospectus

1. With a view towards disclosure, please advise us as to the circumstances pursuant to which the minimum condition would be reduced to sixty-six and two-thirds percent.
       While the Buyer may amend the minimum condition at any time during the initial offering period, changing it requires that Buyer amend the offer materials, disseminate information about the change and ensure that enough time remains in the initial offering period for INXN shareholders to receive and react to the new information. In addition, as it relates to the ownership percentage that DLR may own after the offer, Buyer may be required to disseminate revised disclosure explaining the impact of this change. For example, in certain non-US jurisdictions, where a bidder cannot eliminate remaining target shareholders simply by acquiring a majority of the target's shares, lowering the minimum condition may require an explanation of the impact on a bidder's ability to
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Latham & Watkins LLP
December 20, 2019
Page 2

       integrate the target company after the offer. Please revise the disclosure to affirm that registrants will provide shareholders with additional disclosure after any change in the minimum condition and that the registrants will ensure that the offer remains open for an adequate time to allow shareholders to react to that new disclosure. In this regard, we understand from our conversation with Latham & Watkins that the registrants will not be relying on the Tier II cross-border exemptions. Please confirm the registrants' and
       Buyer's understanding.

2. Disclosure indicates that "if INXN elects to hold a subsequent EGM, Buyer will extend the offer for six business days after the date of that subsequent EGM." Please revise the disclosure to explain the phrase "subsequent EGM" and describe the circumstances pursuant to which a subsequent EGM would be held. Please disclose the impact, if any, the holding of a subsequent EGM would have on Buyer's plans to provide a subsequent offering period.

3. Disclosure indicates that "[f]ollowing the time of acceptance for payment in connection with the offer, which we refer to as the acceptance time, Buyer shall provide a subsequent offering period, which we refer to as a subsequent offering period, in accordance with
       Rule 14d-11...of not less than three business days..." Please reconcile this disclosure with disclosure on page 81 that "[p]arties do not anticipate commencing any subsequent offering period following the expiration time."

4. Refer to the disclosure described in the preceding comment. Disclosure on the last Q &
       A on page ALT-12 indicates that "[a]s promptly as practicable following the expiration time (but in any event within three business days thereafter), Buyer will accept for exchange and, at or as promptly as practicable (but in any event within four business
       days...thereafter), deliver the offer consideration...for all INXN shares validly tendered and not properly withdrawn pursuant to the offer as of the expiration time." Please advise whether such disclosure is suggesting that payment for tendered shares may occur four or seven business days after the expiration time and tell us why the registrants and
       Buyer believe this complies with the prompt payment requirement in Exchange Act Rule
       14e-1(c). In addition, if shares tendered in the initial offering period will not be accepted for up to three business days after expiration, please advise how the Buyer intends to comply with the time periods for announcing the results of the offer and beginning the subsequent offering period immediately after expiration of the initial offer period. Refer to Exchange Act Rule 14d-11(c) and (d) and contrast such requirements with that of
       Exchange Act Rule 14d-1(d)(2)(v).

Notice of Special Meeting

5. Disclosure regarding the proposal to approve the issuance of shares of DLR common stock to be paid by Buyer to INXN shareholders indicates that a shareholder's abstention will have the same effect as a vote against the approval of such proposal. Please advise
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Latham & Watkins LLP
December 20, 2019
Page 3

       with a view towards disclosure whether abstentions have the same effect on the proposal to approve one or more adjournments.

The Post-Offer Reorganization, page 18

6. Disclosure in this section and elsewhere in the proxy statement/prospectus indicates that
       "Intrepid I, as the sole shareholder of Intrepid II, will allot shares to INXN shareholders at the time the legal merger is effectuated, as further described in the purchase agreement." Please revise the disclosure to explain the meaning of "allotment" and include a description of the allotment process.

7. Disclosure in this section also indicates that "Buyer will continue to be a shareholder of
       Intrepid I as a result of the exchange of any INXN shares it accepted for exchange in the offer for Intrepid I shares." Disclosure throughout the proxy statement/prospectus refers to the exchange offer of DLR shares for shares of INXN shares, not Intrepid I shares.
       With a view towards disclosure, please advise why Buyer would be issuing Intrepid I shares in exchange for INXN shares.

8. Page 19 refers to a "compulsory acquisition threshold." Please revise the disclosure to define this term.

Termination of the Purchase Agreement, page 21

9. Disclosure indicates that "The purchase agreement may be terminated at any time prior to the acceptance time by the mutual consent of INXN, DLR and Buyer in a written instrument." If the purchase agreement were to be terminated following expiration of the exchange offer in accordance with the offer's terms and with all of the offer conditions having been satisfied or waived, but prior to the acceptance time, please advise us as to the Buyer's and the registrants' understanding regarding Buyer's obligation to consummate the offer following termination of the purchase agreement.

Cautionary Statement Concerning Forward-Looking Statements, page 43

10. Refer to the first sentence of this section. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the
       Securities Act, Section 21E(b)(2)(C) of the Exchange Act and Question
117.05 of the
       Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance
       and Disclosure Interpretations (January 26, 2009) available at www.sec.gov. Please revise and refrain from referring to such safe harbor provisions in the exchange offer, future press releases or other communications relating to the exchange offer.
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Latham & Watkins LLP
December 20, 2019
Page 4

Voting by INXN's Directors..., page 76

11. Please expand the disclosure in the first paragraph of this section to specify "certain of these resolutions" that require the affirmative vote of at least two-thirds of the votes cast.

No Guaranteed Delivery, page 80

12. Given that the Buyer is not providing for guaranteed delivery procedures, please specify the "normal business hours of DTC and the exchange agent" within which INXN shareholders must complete the necessary tender procedures.

The Post-Offer Reorganization, page 82

13. Refer to the first paragraph of this section. With a view towards disclosure, please advise whether there are any circumstances pursuant to which the tender offer would be consummated but INXN would not become a wholly owned subsidiary of DLR and its affiliates.

14. Provide an analysis in your response letter as to whether Exchange Act Rule 13e-3 will apply to any second-step squeeze out transaction following consummation of the exchange offer.

Withdrawal Rights, page 83

15. Refer to the first two sentences. Revise to define the meaning of "closing date" and how it is different than "expiration time."

Conditions to Closing of the Offer, page 120

16. The first sentence of this section indicates that "[i]n addition to DLR's and Buyer's right and obligation to extend, terminate, amend or modify the offer pursuant to the provisions of the purchase agreement agreement...neither DLR nor Buyer shall be required to accept for payment or pay for any INXN share validly tendered and not properly withdrawn pursuant to the offer unless, as of the scheduled expiration time the following conditions are satisfied..." All offer conditions should be described in this section.
       Please revise to describe any conditions to the offer not already included in this section.
       Please also advise us, with a view towards additional disclosure, what other rights to terminate the offer DLR and Buyer may have beyond those relating to the offer conditions disclosed in this section.

17. While the offer may be conditioned on any number of objective and clearly-described conditions, reserving the right to terminate the offer "regardless of the circumstances giving rise to any such conditions..." potentially renders the offer illusory because the
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Latham & Watkins LLP
December 20, 2019
Page 5

       action or inaction of DLR or Buyer could serve as justification for terminating it. Please revise the disclosure here accordingly.

                                              *   *   *

       We remind you that the registrants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Securities Act Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact me at (202) 551-3444 with any questions.

                                                            Sincerely,

                                                            /s/ Perry J. Hindin

                                                            Perry J. Hindin
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions